SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2017
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

MANUAL FOR PARTICIPATION

IN GENERAL MEETINGS

195th Extraordinary General Meeting

June 07, 2017

TABLE OF CONTENTS

I	Message from the Chairman of the Board of Directors	3
II	Guidance for Participation in the General Shareholders’ Meeting	4
	Attending Shareholder	4
	Shareholder Represented by Proxy	4
	Holders of ADRs	4
	Ballot Paper	5
III	Call Notice	6
IV	Information on the matter to be examined and discussed at the 195th Extraordinary General Meeting	7
	Analysis, discussion and voting on the proposal for alteration of the Company’s Bylaws	7
	Annexes (Only in Portuguese)
I a -	THE COMPANY’S BYLAWS HIGHLIGHTING THE ALTERATION PROPOSALS, IN COMPLIANCE WITH ARTICLE 11 OF CVM’s RULE NO. 481/09
I b -

THE COMPANY’S BYLAWS ALTERATION PROPOSALS WITH DESCRIPTION OF THE CURRENT ARTICLES AND THE NEW PROPOSED ARTICLES AND THE DUE JUSTIFICATIONS FOR THE ALTERATIONS, IN COMPLIANCE WITH ARTICLE 11 OF CVM’s RULE NO. 481/09

       I.       Message from the Chairman of the Board of Directors

Dear Shareholder:

It is with immense pleasure that I present to you this Manual for Participation in the General Shareholders’ Meeting of the Companhia Paranaense de Energia - Copel, with general guidance for an effective participation and exercise of the vote.

This manual has been prepared based on Copel's Corporate Governance policy, which is founded on transparency and equity.

The manual aims to present, in a clear and brief way, the information related to the Company’s General Shareholders’ Meeting, seeking thereby to contribute for the understanding of the proposals for resolution and to encourage the participation of shareholders in the events of the annual corporate agenda of the Company.

Copel’s 195th Extraordinary General Meeting was called for June 07, 2017, at 2:30 p.m., at the Company’s headquarters located at Rua Coronel Dulcídio nº 800, in the city of Curitiba.

The matter to be presented in the Extraordinary General Meeting for the resolution of the shareholders is described in the Call Notice and in this manual as well as the types of shares granting the right to vote on the item of the agenda. Given the current number of Company shareholders, this manual seeks to encourage and enable participation in the General Meeting.

Your participation is very important, considering that issues relevant to the Company and its shareholders are dealt with in the General Shareholders’ Meetings.

Yours sincerely,

Mauricio Schulman

Chairman of the

Board of Directors

      II.       Guidance for Participation in the General Shareholders’ Meeting

Copel’s shareholders may take part in the General Meeting by attending the meeting at the Company’s headquarters and voting, by appointing a proxy with powers to represent him/her or through a ballot paper for the exercise of his/her voting right at a distance, as described below.

Attending Shareholder

The shareholder wishing to take part in the Extraordinary General Meeting shall arrive a few minutes before the time indicated in the Call Notice and bear the following documents:

•      Identity card (RG), Alien’s Identity Card (RNE), Brazilian Driver’s License (CNH) or an accreditation card issued by an official professional organization; and

•      Proof as Company shareholder issued by a depositary financial institution or a custodian agent or through the shareholding position issued by Copel.

Shareholder Represented by Proxy

The shareholder who is not able to attend the meeting and wishes to take part in the Extraordinary General Meeting may appoint a proxy with powers to represent him/her.

Pursuant to Article 126, paragraph 1, of the Brazilian Corporation Law no. 6,404/1976, the proxy shall be a shareholder, lawyer or manager of the Company or of a financial institution/investment fund. The proxy shall have been appointed not more than one year before the date of the Annual General Meeting.

The documents required are the following:

•      Power of attorney with special powers for representation at Copel’s General Meeting, bearing a notarized signature of the grantee (shareholder);

•      Bylaws or Article of Incorporation and the instrument of election/appointment of the managers in the event of the grantee being a legal entity; and

•      Proof of ownership of the shares issued by the Company, conferred by the depositary financial institution and/or custodian.

Note: the documents mentioned above shall be forwarded to Copel’s headquarters, Diretoria de Finanças e de Relações com Investidores, Departamento de Acionistas e Custódia, at Rua Coronel Dulcício nº 800 - 3º andar, preferably 48 hours prior to the Meeting.

Holders of ADRs

The financial depositary institution of American Depositary Receipts (ADRs) in the United States, The Bank of New York Mellon, will send the powers of attorney to the holders of ADRs, so that they exercise their voting right at the Annual General Meeting.

The participation shall take place through Banco Itaú, representative of The Bank of New York Mellon in Brazil.

Should there be any doubt concerning the Extraordinary General Meeting procedures and deadlines, please contact the Shareholders and Custody Department (Departamento de Acionistas e Custódia) at the telephone number (55 41) 3331-4269 or through the e-mail address acionistas@copel.com.

Ballot Paper

In compliance with CVM’s Rule no. 481/2009 and its alterations, and with a view to promoting and facilitating the shareholders’ participation in Copel’s General Meetings, the Company will provide a ballot paper for the shareholder to exercise his/her voting right at a distance through his/her corresponding custody agents or directly to the Company, as described below.

The shareholder who is willing to exercise his/her voting right at a distance shall i. fill in and send the ballot paper directly to the Company or ii. send instructions to qualified service providers on how to fill in the ballot paper, as follows:

•      Exercising voting right through qualified service providers: the shareholder who is willing to exercise his/her voting right at a distance shall send instructions on his/her vote to his/her custody agents in accordance with the rules set by them, who, in turn, will send the shareholder’s assent and dissent to the resolutions of the General Meetings to BM&Fbovespa’s Central Securities Depository. The shareholder shall first maintain contact with his/her corresponding custody agents and verify their established procedures for filling in the ballot form as well as the necessary information and documents required by them.

•      Delivering the ballot form directly to the Company: the shareholder who is willing to exercise his/her voting right at a distance may do so by delivering the completed ballot form accompanied by the following documents directly to Copel’s head office (Diretoria de Finanças e de Relações com Investidores - Departamento de Acionistas e Custódia; Rua Coronel Dulcídio nº 800, 3º andar, Curitiba - PR): i. a printed copy of the completed ballot form, duly initialled and signed; ii. a notarized copy of: (a) individual taxpayers: the shareholder’s identity card with a photo (RG); (b) corporate taxpayers: the updated copy of the Company’s Bylaws or of the Consolidated Articles of Incorporation and of the corporate documents granting legal representation of the shareholder concerned (together with a copy of his/her identity card with a photo); (c) investment funds: the updated consolidated Investment Fund Regulation, the Bylaws and the identity card with a photo of the legal representative of the investment fund concerned.

        III.   Call Notice

The Shareholders of Companhia Paranaense de Energia - Copel are invited to attend the Extraordinary General Meeting to be held on June 07, 2017, at 2:30 p.m. at the Company’s head office located at Rua Coronel Dulcídio nº 800, Curitiba, to decide on the following agenda:

EXTRAORDINARY GENERAL MEETING

1.   Analysis, discussion and voting on the proposal for alteration of Copel’s (Holding) Bylaws, as follows: a) Article 11 - I. Adjustment of the text referring to the composition of the Board of Directors; and II. Exclusion of § 3; b) Article 15 - I. Addition of subitem XIV; and II. Renumbering of subitem XIV to XV; c) Addition of Section V – The Statutory Audit Committee; d) Addition of the new Articles 26 to 28, and § 1 to 3, and of Article 29; e) Renumbering of the old Articles 26-29 to 30-33; f) Renumbering of the old Articles 30-34 to 34-38; g) Addition of Section I after Article 38 – The Nomination and Evaluation Committee; h) Addition of Articles 39 and 40 and of the Sole Paragraph; i) Renumbering of the old Articles 35-39 to 41-45.

Notes: a) Documents referring to the matters to be discussed at the Extraordinary General Meeting, in addition to the Manual for Attendance in Meetings, are available for shareholders’ consultation at the Company’s headquarters as well as on its website (ri.copel.com); b) The Company’s shareholder shall take part in the Extraordinary General Meeting by attending it and casting his/her vote on the meeting’s agenda items; by appointing a proxy with powers to represent him/her or through a ballot paper for the exercise of his/her voting right at a distance; and c) Powers-of-attorney for the Extraordinary General Meeting shall be filed at the Company’s head office, at the Chief Financial and Investor Relations Office, at the Shareholders and Custody Department of the Chief Financial and Investors’ Relations Office, at Rua Coronel Dulcídio nº 800 - 3º andar, Curitiba, at least forty-eight hours prior to the meeting.

Curitiba, May 08, 2017

Mauricio Schulman

Chairman of the Board of Directors

Publication

This Call Notice will be published, pursuant to the Brazilian Corporation Law, in the Official Gazette of the State of Paraná and in the newspaper Folha de Londrina as from May 08, 2017, being also available on the Company’s website (ir.copel.com).

IV.       Information on the matter to be examined and discussed at the 195th Extraordinary General Meeting

Below the Company’s Management presents some clarifications related to the item for resolution at the Extraordinary General Meeting for the exercise of a conscious vote:

è Analysis, discussion and voting on the proposal for alteration of the Company’s Bylaws

Clarifications

Considering the end of the 2015-2017 Board of Directors’ term of office and, thus, of the Audit Committee’s as currently established in the Company’s Bylaws, it is deemed necessary to make adjustments in the Bylaws in compliance with Law no. 13,303/2016, which stipulates the legal status of publicly-held companies and of mixed capital companies and of its subsidiaries within the Union, the States, the Federal District and the country’s municipalities.

Such adjustments in the Bylaws are also required due to regulatory issues and statutory responsabilities between Copel (Holding) and Copel Distribuição S.A., a wholly-owned subsidiary of Companhia Paranaense de Energia - Copel, related to the extension of the public service concession agreement for power distribution no. 046/1999 (Contrato de Concessão de Serviço Público de Distribuição de Energia Elétrica nº 046/1999), through its 5th amendment to the concession agreement signed on December 9, 2015, which will run until 2045. Such amendment to the concession agreement for power distribution retained the previous obligations and established quality and economic sustainability aims for maintenance of the concession of power distribution, which shall be fully met by Copel Distribuição S.A. in the first five years commencing on January 1, 2016, to avoid the risk of the company being fined or having the concession agreement terminated for non-compliance with its terms.

In addition, so as to enforce and fully comply with Law no. 13,303/2016, the Company proposes adjustments in the composition and in the responsibilities of the Statutory Audit Committee by adding a specific section in the Bylaws related to such committee and by establishing the Nomination and Evaluation Committee, as stipulated in the State Decree no. 6263/2017, which states the corporate governance rules applied to state companies (Article 1).

The remaining alteration proposals in the Company’s Bylaws are described in the following enclosure:

Enclosure I a.      THE COMPANY’S BYLAWS HIGHLIGHTING THE ALTERATION PROPOSALS, IN COMPLIANCE WITH ARTICLE 11 OF CVM’s RULE NO. 481/09

                   I b.      THE COMPANY’S BYLAWS ALTERATION PROPOSALS WITH DESCRIPTION OF THE CURRENT ARTICLES AND THE NEW PROPOSED ARTICLES AND THE DUE JUSTIFICATIONS FOR THE ALTERATIONS, IN COMPLIANCE WITH ARTICLE 11 OF CVM’s RULE NO. 481/09

Approvals

This matter was analyzed and approved by the Company’s Board of Directors in its 165th  Ordinary Meeting, held on April 19, 2017.

Voting right

In this item of the agenda, only holders of common shares are entitled to vote.

Ordinary resolution 1. Analysis, discussion and voting on the proposal for alteration of the Company’s Bylaws: For [ ] against [ ] abstain from voting [ ]

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

ANEXO I a

COMPANHIA PARANAENSE DE ENERGIA

ESTATUTO SOCIAL

Aprovado e consolidado pela 187ª Assembleia Geral Extraordinária de Acionistas, de 10.10.2013, alterado pela 190ª Assembleia Geral Extraordinária de Acionistas, de 23.04.2015, e pela 193ª Assembleia Geral Extraordinária de Acionistas, de 22.12.2016, e pela xxxª Assembleia Geral Extraordinária de Acionistas, de xx.xx.2017.

CNPJ: 76.483.817/0001-20
Inscr. Est.: 10.146.326-50
NIRE: 41300036535
Registro CVM: 1431-1
Registro SEC ON: 20441B308
Registro SEC PNB: 20441B407
Registro LATIBEX PNB: 29922
Rua Coronel Dulcídio, 800
Curitiba - Paraná - Brasil
CEP: 80420-170
e-mail: copel@copel.com
Web site: http://www.copel.com
Fone: (41) 3310-5050
Fax: (41) 3331-4145

COPEL
Companhia Paranaense de Energia

PARANÁ
Governo do Estado

Capítulo I - Da Denominação, Sede, Fins e Duração

Art. 1º A Companhia Paranaense de Energia, abreviadamente "Copel", é uma sociedade de economia mista por ações, de capital aberto, destinada a:

a) pesquisar e estudar, dos pontos de vista técnico e econômico, quaisquer fontes de energia provendo soluções para o desenvolvimento com sustentabilidade;

b) pesquisar, estudar, planejar, construir e explorar a produção, a transformação, o transporte, o armazenamento, a distribuição e o comércio de energia, em qualquer de suas formas, principalmente a elétrica, de combustíveis e de matérias-primas energéticas;

c) estudar, planejar, projetar, construir e operar barragens e seus reservatórios, bem como outros empreendimentos, visando ao aproveitamento múltiplo das águas;

d) prestar serviços de informações e assistência técnica, quanto ao uso racional da energia, a iniciativas empresariais que visem à implantação e desenvolvimento de atividades econômicas de interesse para o desenvolvimento do Estado; e

e) desenvolver atividades na área de transmissão de informações eletrônicas, comunicações e controles eletrônicos, de telefonia celular, e outras atividades de interesse para a Copel e para o Estado do Paraná, ficando autorizada para estes fins e para os previstos nas alíneas "b" e "c", a participar, majoritária ou minoritariamente, de consórcios ou companhias com empresas privadas.

§ 1º A Companhia reger-se-á pelo presente Estatuto Social e pela legislação aplicável;

§ 2º Para execução das atividades referidas neste artigo e das demais atividades necessárias à consecução dos fins sociais, a Companhia poderá participar de outras sociedades, observada a legislação aplicável; e

§ 3º com a admissão da Companhia no segmento especial de listagem da BM&FBOVESPA – Bolsa de Valores, Mercadorias e Futuros ("BM&FBOVESPA"), denominado Nível 1 de Governança Corporativa, sujeitam-se a Companhia, seus acionistas, Administradores e membros do Conselho Fiscal, às disposições do Regulamento de Listagem do Nível 1 ("Regulamento do Nível 1").

Art. 2º A Companhia tem sede e foro na cidade de Curitiba, à Rua Coronel Dulcídio nº 800, podendo, entretanto, a critério da Diretoria, criar ou extinguir filiais, agências ou escritórios, nesta mesma cidade ou em qualquer outra parte do território nacional ou estrangeiro.

Art. 3º É indeterminado o prazo de duração da Companhia.

Capítulo II - Do Capital e das Ações

Art. 4º O capital social integralizado é de R$7.910.000.000,00 (sete bilhões, novecentos e dez milhões de reais), representado por 273.655.375 (duzentos e setenta e três milhões, seiscentos e cinquenta e cinco mil e trezentas e setenta e cinco) ações, sem valor nominal, sendo 145.031.080 (cento e quarenta e cinco milhões, trinta e um mil e oitenta) ações ordinárias e 128.624.295 (cento e vinte e oito milhões, seiscentos e vinte e quatro mil, duzentas e noventa e cinco) ações preferenciais e, destas, 328.627 (trezentos e vinte e oito mil, seiscentas e vinte e sete) são ações classe "A" e 128.295.668 (cento e vinte e oito milhões, duzentos e noventa e cinco mil e seiscentas e sessenta e oito) são ações classe "B".

3

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

§1° O capital social poderá ser aumentado, mediante deliberação do Conselho de Administração e independentemente de reforma estatutária, até o limite de 500.000.000 (quinhentos milhões) de ações.

§ 2° Os aumentos de capital poderão ser efetuados com a emissão de ações preferenciais classe "B", sem guardar proporção com as classes existentes ou com as ações ordinárias, respeitando o limite estabelecido no parágrafo 2° do artigo 15 da Lei nº 6.404/76.

§ 3° As emissões de ações, bônus de subscrição, debêntures ou outros títulos mobiliários, até o limite do capital autorizado, poderão ser aprovadas com exclusão do direito de preferência, nos termos do artigo 172 da Lei nº 6.404/76.

§ 4° As debêntures poderão ser simples ou conversíveis em ações nos termos do artigo 57 da Lei nº 6.404/76.

Art. 5° As ações serão nominativas.

Art. 6° As ações preferenciais não terão direito a voto e serão de classes "A" e "B".

§ 1° As ações preferenciais classe "A" terão prioridade na distribuição de dividendos mínimos de 10% (dez por cento) ao ano, a ser entre elas rateados igualmente, calculados com base no capital próprio a esta espécie e classe de ações, integralizado até 31 de dezembro do ano findo.

§ 2° As ações preferenciais classe "B" terão prioridade na distribuição de dividendos mínimos, a serem entre elas rateados igualmente, correspondentes à parcela do valor equivalente a, no mínimo, 25% (vinte e cinco por cento) do lucro líquido, ajustado de acordo com o artigo 202 e seus parágrafos da Lei nº 6.404/76, calculada proporcionalmente ao capital próprio a esta espécie e classe de ações, integralizado até 31 de dezembro do ano findo.

§ 3° Os dividendos assegurados pelo parágrafo anterior às ações preferenciais classe "B" serão prioritários apenas em relação às ações ordinárias e somente serão pagos à conta dos lucros remanescentes depois de pagos os dividendos prioritários das ações preferenciais classe "A".

§ 4° O dividendo a ser pago por ação preferencial, independente de classe, será, no mínimo, 10% (dez por cento) superior ao que for atribuído a cada ação ordinária, conforme o disposto no inciso II do parágrafo 1° do artigo 17 da Lei nº 6.404/76, com a redação determinada pela Lei nº 10.303, de 31.10.2001.

§ 5° As ações preferenciais adquirirão o direito de voto se, pelo prazo de 3 (três) exercícios consecutivos, não lhes forem pagos os dividendos mínimos a que fazem jus na forma dos parágrafos 1°, 2° e 3° deste artigo, observado o disposto em seu parágrafo 4°.

Art. 7° A Companhia poderá emitir títulos múltiplos de ações e cautelas que provisoriamente os representem. É facultada ao acionista a substituição de títulos simples de suas ações por títulos múltiplos, bem como converter, a todo tempo, estes naqueles, correndo por conta do interessado as despesas de conversão.

§ 1° As ações preferenciais classe "A" poderão ser convertidas em ações preferenciais classe "B", vedada a conversão destas ações naquelas e a conversão de quaisquer ações preferenciais em ações ordinárias e vice-versa.

§ 2° Fica a Companhia autorizada a, mediante deliberação do Conselho de Administração, implantar o sistema de ações escriturais, a serem mantidas em contas de depósito, em instituição financeira autorizada.

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COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

§ 3º A Companhia poderá, mediante autorização do Conselho de Administração, adquirir suas próprias ações, observadas as normas estabelecidas pela Comissão de Valores Mobiliários.

Art. 8º Nas Assembleias Gerais, cada ação ordinária dará direito a um voto.

CAPÍTULO III - DA ADMINISTRAÇÃO

SEÇÃO I

Art. 9º A Companhia será administrada pelo Conselho de Administração e pela Diretoria.

Art. 10 A representação da Companhia é privativa da Diretoria.

SEÇÃO II

DO CONSELHO DE ADMINISTRAÇÃO

§ 1º Integrará obrigatoriamente o Conselho de Administração um empregado da Companhia, escolhido e indicado pelos demais na forma da legislação estadual pertinente.

§ 2º Os membros do Conselho de Administração terão mandato unificado de 02 (dois) anos, podendo ser reeleitos.

Art. 12 O Presidente do Conselho de Administração será indicado pelo acionista controlador, sendo substituído, em suas ausências e impedimentos, pelo Conselheiro escolhido por seus pares.

Art. 13 No caso de renúncia, ou vaga, no Conselho de Administração, os membros remanescentes designarão um substituto até que se realize a Assembleia Geral para preencher a vaga.

Art. 14 O Conselho de Administração reunir-se-á ordinariamente de três em três meses e extraordinariamente sempre que necessário, obedecida a convocação por seu Presidente, por carta, telegrama, fax ou e-mail, com antecedência mínima de 72 horas, funcionando com a presença de maioria simples de seus membros.

Art. 15 Compete ao Conselho de Administração:

I. fixar a orientação geral dos negócios da Companhia;

II. eleger, destituir, aceitar renúncia, substituir Diretores da Companhia e fixar-lhes as atribuições, na forma do presente Estatuto Social;

III. fiscalizar a gestão dos Diretores, examinar livros, documentos e atos obrigacionais da Companhia, como facultado em Lei;

IV. convocar, por seu Presidente ou Secretário Executivo, a Assembleia Geral;

V. dirigir, aprovar e revisar o plano anual dos trabalhos de auditoria interna, dos processos de negócio e da gestão da Companhia;

VI. manifestar-se sobre o relatório da administração e as contas da Diretoria;

VII. autorizar o lançamento e aprovar a subscrição de novas ações, na forma do § 2º do artigo 4º deste Estatuto Social, fixando todas as condições de emissão;

5

COPEL
Companhia Paranaense de Energia
PARANÁ
GOVERNO DO ESTADO

Art. 19 Em caso de falecimento, renúncia ou impedimento definitivo de qualquer membro da Diretoria, caberá ao Conselho de Administração, dentro de 30 (trinta) dias da ocorrência da vaga, eleger o substituto, que completará o mandato do substituído. Até que se realize a eleição, poderá a Diretoria designar um substituto provisório. A eleição, contudo, poderá ser dispensada, se a vaga ocorrer no ano em que deva terminar o mandato da Diretoria então em exercício.

Art. 20 São atribuições e deveres da Diretoria:

I. gerir todos os negócios da Companhia, a fim de se buscar o desenvolvimento com sustentabilidade, para o que ficará investida de todos os poderes que a legislação e este Estatuto Social lhe conferem, considerando-se a Companhia obrigada pela assinatura conjunta de 02 (dois) Diretores, sendo um deles o Presidente;

II. organizar o regulamento dos serviços internos da Companhia;

III. determinar a orientação dos trabalhos e negócios da Companhia, ouvindo o Conselho de Administração, quando couber;

IV. decidir sobre a criação e extinção de cargo ou função, fixar remunerações e organizar o Regulamento do Pessoal da Companhia;

V. distribuir e aplicar o lucro apurado na forma estabelecida neste Estatuto Social;

VI. cumprir o Estatuto Social da Companhia e as deliberações da Assembleia Geral e do Conselho de Administração;

VII. resolver os casos extraordinários, inclusive questões de conflitos de interesses entre Diretorias;

VIII. resolver todos os negócios da Companhia que não forem da competência privativa da Assembleia Geral ou do Conselho de Administração;

IX. recomendar ao Conselho de Administração a aquisição de bens imóveis, assim como a alienação, cessão em comodato ou oneração de quaisquer bens pertencentes ao patrimônio da Companhia e a prestação de garantias, quando tais operações forem de valor superior a 2% (dois por cento) do patrimônio líquido e deliberar quando forem de valor inferior a esse limite, além de encaminhar relatório a todos os membros do Conselho de Administração e do Conselho Fiscal sempre que o valor acumulado dessas operações atingir 5% (cinco por cento);

X. fazer-se presente, através de seu Presidente ou Diretor por ele designado, à Assembleia Geral Ordinária;

XI. conceder licença a seus membros;

XII. negociar e firmar instrumentos de gestão com as sociedades referidas no § 5º deste artigo;

XIII. indicar os diretores e os membros dos conselhos de administração e dos conselhos fiscais das sociedades previstas no § 5º deste artigo, e em todas aquelas em que a Companhia ou suas Subsidiárias Integrais tenham ou venham a ter participação societária;

XIV. deliberar sobre a participação da Companhia em novos empreendimentos, participações em leilões e exploração de quaisquer fontes de energia e submetê-las ao Conselho de Administração, quando for o caso, conforme competência estabelecida no inciso XI do artigo 15 deste Estatuto Social; e

XV. promover a adoção de medidas que visem integração e sinergia entre as diversas áreas da Companhia e de suas Subsidiárias Integrais.

7

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

CAPÍTULO IV - DO CONSELHO FISCAL

Art. ~~26~~30 A Companhia terá um Conselho Fiscal composto de 05 (cinco) membros efetivos e 05 (cinco) suplentes, acionistas ou não, eleitos anualmente pela Assembleia Geral.

Art. ~~27~~31 O Conselho Fiscal funcionará permanentemente e se reunirá quando convocado por seu Presidente.

Parágrafo único: O Presidente do Conselho Fiscal será eleito por seus pares.

Art. ~~28~~32 Os membros do Conselho Fiscal perceberão a remuneração fixada pela Assembleia que os eleger, observado o mínimo legal.

Art. ~~29~~33 O Conselho Fiscal funcionará com as atribuições e competências, deveres e responsabilidades estabelecidos em Lei.

CAPÍTULO V - DA ASSEMBLEIA GERAL

Art. ~~30~~34 A Assembleia Geral constituir-se-á pelos acionistas regularmente convocados e formando número legal, os quais assinarão Livro de Presença, observadas as demais disposições legais.

Art. ~~31~~35 A Assembleia Geral reunir-se-á ordinariamente dentro dos 04 (quatro) primeiros meses de cada ano, em dia, lugar e hora previamente marcados, nos termos da Lei, e extraordinariamente, quando convocada.

Parágrafo único: A Assembleia Geral será instalada pelo Presidente do Conselho de Administração ou, na sua ausência e impedimento, por outro Conselheiro, e dirigida pelo Diretor Presidente ou por um acionista escolhido, na ocasião, pelos acionistas presentes. Para compor a mesa diretora dos trabalhos, o Presidente da Assembleia convidará, dentre os presentes, um ou dois acionistas para servirem como Secretários.

Art. ~~32~~36 Os acionistas poderão fazer-se representar por procuradores que preencham os requisitos legais.

Art. ~~33~~37 A convocação será feita com observância da antecedência mínima de 30 (trinta) dias da data da realização da Assembleia Geral e, à falta de quórum de instalação, far-se-á segunda convocação com antecedência mínima de 08 (oito) dias, anunciadas as convocações pela imprensa, e os documentos relativos à respectiva pauta serão disponibilizados aos Acionistas na mesma data da convocação.

Art. ~~34~~38 O quórum de instalação de Assembleias Gerais, bem como o das deliberações, serão aqueles determinados na legislação vigente.

SEÇÃO I

DO COMITÊ DE INDICAÇÃO E AVALIAÇÃO

10

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

ANEXO I - ALTERAÇÕES ESTATUTÁRIAS

O texto originário do Estatuto da Copel (arquivado na Jucepar, sob o nº 17.340, em 16.06.1955, e publicado no DOE PR, de 25.06.1955) foi objeto de modificações cujas referências são citadas a seguir:

Ata da AG de	JUCEPAR Nº arq.	JUCEPAR Data	Publicada no DOE PR de
09.09.1969	83.759	01.10.1969	08.10.1969
21.08.1970	88.256	04.09.1970	14.09.1970
22.10.1970	88.878	05.11.1970	16.11.1970
28.04.1972	95.513	24.05.1972	30.05.1972
30.04.1973	101.449	15.08.1973	28.08.1973
06.05.1974	104.755	21.05.1974	05.06.1974
27.12.1974	108.364	07.02.1975	21.02.1975
30.04.1975	110.111	03.06.1975	18.06.1975
26.03.1976	114.535	29.04.1976	10.05.1976
15.02.1978	123.530	28.02.1978	08.03.1978
14.08.1979	130.981	09.11.1979	20.11.1979
26.02.1980	132.253	25.03.1980	16.04.1980
30.10.1981	139.832	01.12.1981	18.12.1981
02.05.1983	146.251	31.05.1983	14.06.1983
23.05.1984	150.596	26.07.1984	28.08.1984
17.12.1984	160.881	17.01.1985	11.02.1985
11.06.1985	162.212	01.07.1985	18.07.1985
12.01.1987	166.674	13.02.1987	26.02.1987
18.03.1987	166.903	07.04.1987	08.05.1987
19.06.1987	167.914	02.07.1987	14.07.1987
22.02.1994	18444,7	28.02.1994	17.03.1994
22.08.1994	309,0	20.09.1994	06.10.1994
15.02.1996	960275860	27.02.1996	06.03.1996
18.10.1996	961839597	29.10.1996	06.11.1996
10.07.1997	971614148	18.07.1997	22.07.1997
12.03.1998	980428793	01.04.1998	07.04.1998
30.04.1998	981597050	06.05.1998	12.05.1998
25.05.1998	981780954	28.05.1998	02.06.1998
26.01.1999	990171175	05.02.1999	11.02.1999
25.03.1999	990646483	14.04.1999	23.04.1999
27.03.2000	000633666	30.03.2000	07.04.2000
07.08.2001	20011994770	14.08.2001	27.08.2001
26.12.2002	20030096413	29.01.2003	10.02.2003
19.02.2004	20040836223	08.03.2004	19.03.2004
17.06.2005	20052144879	23.06.2005	05.07.2005
11.01.2006	20060050632	20.01.2006	25.01.2006
24.08.2006	20063253062	30.08.2006	11.09.2006
02.07.2007	20072743441	04.07.2007	27.07.2007
18.04.2008	20081683790	25.04.2008	27.05.2008
13.03.2009	20091201500	13.03.2009	31.03.2009
08.07.2010	20106612077	20.07.2010	04.08.2010
28.04.2011	20111122929	10.05.2011	07.06.2011
26.04.2012	20123192609	09.05.2012	15.05.2012

13

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

Ata da AG de	JUCEPAR Nº arq.	JUCEPAR Data	Publicada no DOE PR de
25.04.2013	20132186560	07.05.2013	20.05.2013
25.07.2013	20134231198	30.07.2013	09.08.2013
10.10.2013	20135861330	15.10.2013	25.10.2013
24.04.2014	20142274046	29.04.2014	05.05.2014
23.04.2015	20152615962	04.05.2015	06.05.2015
22.12.2016	20167724827	04.01.2017	06.01.2017

14

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

Anexo II - Evolução do Capital (Art. 4º)

Capital Inicial, em 28.03.1955: Cr$ 800.000.000,00

AG de	NOVO CAPITAL APROVADO - Cr$	JUCEPAR Nº ARQ. DATA	ATA NO DOE PR de
01.10.1960	1.400.000.000,00	26.350 - 13.10.1960	14.10.1960
16.04.1962	4.200.000.000,00	31.036 - 03.05.1962	26.05.1962
11.11.1963	8.000.000.000,00	37.291 - 28.11.1963	02.12.1963
13.10.1964	16.000.000.000,00	50.478 - 23.10.1964	31.10.1964
24.09.1965	20.829.538.000,00	65.280 - 15.10.1965	18.10.1965
29.10.1965	40.000.000.000,00	65.528 - 12.11.1965	18.11.1965
20.09.1966	70.000.000.000,00	70.003 - 11.10.1966	18.10.1966[3]
	NCr$		
31.10.1967	125.000.000,00	74.817 - 01.12.1967	07.12.1967
17.06.1968	138.660.523,00	77.455 - 27.06.1968	13.07.1968
27.11.1968	180.000.000,00	79.509 - 10.12.1968	20.12.1968
06.06.1969	210.000.000,00	82.397 - 11.07.1969	05.08.1969
13.10.1969	300.000.000,00	84.131 - 30.10.1969	03.11.1969
03.12.1969	300.005.632,00	84.552 - 16.12.1969	30.12.1969
06.04.1970	332.111.886,00	86.263 - 14.05.1970	09.06.1970
	Cr$		
24.11.1970	425.000.000,00	89.182 - 11.12.1970	18.12.1970
18.12.1970	500.178.028,00	89.606 - 04.02.1971	17.02.1971
31.07.1972	866.000.000,00	97.374 - 21.09.1972	04.10.1972
30.04.1973[4]	867.934.700,00	101.449 -15.08.1973	28.08.1973
31.08.1973	877.000.000,00	102.508 -09.11.1973	21.11.1973
30.10.1973[5]	1.023.000.000,00	103.387 -25.01.1974	11.02.1974
30.05.1974	1.023.000.010,00	105.402 -21.06.1974	27.06.1974
27.12.1974	1.300.000.000,00	108.364 -07.02.1975	21.02.1975
30.04.1975	1.302.795.500,00	110.111 -13.06.1975	18.06.1975
22.12.1975	1.600.000.000,00	113.204 -15.01.1976	13.02.1976
26.03.1976	1.609.502.248,00	114.535 -29.04.1976	10.05.1976
17.12.1976	2.100.000.000,00	118.441 -14.01.1977	04.02.1977
29.08.1977	3.000.000.000,00	122.059 -14.10.1977	25.10.1977
16.11.1977	3.330.000.000,00	122.721 -13.12.1977	12.01.1978
28.04.1978	3.371.203.080,00	125.237 -06.07.1978	20.07.1978
14.12.1978	4.500.000.000,00	127.671 -19.01.1979	06.03.1979
05.03.1979	5.656.487.659,00	128.568 -04.05.1979	17.05.1979
30.04.1979	5.701.671.254,00	129.780 -24.07.1979	14.08.1979
24.09.1979	8.000.000.000,00	130.933 -05.11.1979	23.11.1979

[3] *Retificada no DOE PR de 05.06.1967.*
[4] *Ratificada na AGE de 07.08.1973, publicada no DOE PR de 23.08.1973.*
[5] *Ratificada na AGE de 21.12.1973, publicada no DOE PR de 01.02.1974.*

15

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

Anexo II - Evolução do Capital (Art. 4º)

AG de	NOVO CAPITAL APROVADO - Cr$	JUCEPAR Nº ARQ. DATA	ATA NO DOE PR de
27.03.1980	10.660.296.621,00	133.273 - 17.06.1980	27.06.1980
29.04.1980	10.729.574.412,00	133.451 - 27.06.1980	16.07.1980
16.10.1980	11.600.000.000,00	135.337 - 02.12.1980	20.01.1981
30.04.1981	20.000.000.000,00	137.187 - 19.05.1981	29.05.1981
30.10.1981	20.032.016.471,00	139.832 - 01.12.1981	18.12.1981
30.04.1982	37.073.740.000,00	141.852 - 01.06.1982	17.06.1982
29.10.1982	39.342.000.000,00	144.227 - 14.12.1982	29.12.1982
14.03.1983	75.516.075.768,00	145.422 - 12.04.1983	10.05.1983
02.05.1983	80.867.000.000,00	146.251 - 31.05.1983	14.06.1983
01.09.1983	83.198.000.000,00	148.265 - 25.10.1983	09.12.1983
10.04.1984	205.139.191.167,00	150.217 - 15.06.1984	17.07.1984
10.04.1984	215.182.000.000,00	150.217 - 15.06.1984	17.07.1984
05.10.1984	220.467.480.000	160.412 - 08.11.1984	27.11.1984
25.03.1985	672.870.475.837	161.756 - 21.05.1985	11.06.1985
25.03.1985	698.633.200.000	161.756 - 21.05.1985	11.06.1985
18.09.1985	719.093.107.000	163.280 - 14.11.1985	27.11.1985
	Cz$		
25.04.1986	2.421.432.629,00	164.815 - 11.06.1986	30.06.1986
23.10.1986	2.472.080.064,00	166.138 - 06.11.1986	14.11.1986
18.03.1987	4.038.049.401,49	166.903 - 07.04.1987	08.05.1987
18.03.1987	4.516.311.449,87	166.903 - 07.04.1987	08.05.1987
18.09.1987	4.682.539.091,91	168.598 - 06.10.1987	16.10.1987
14.04.1988	18.772.211.552,10	170.034 - 06.05.1988	25.05.1988[6]
14.04.1988	19.335.359.578,00	170.034 - 06.05.1988	25.05.1988
14.06.1988	19.646.159.544,00	170.727 - 11.07.1988	20.07.1988
25.04.1989	174.443.702.532,00	172.902 - 26.05.1989	06.07.1989
	NCz$		
25.04.1989	182.848.503,53	172.902 - 26.05.1989	06.07.1989
26.06.1989	184.240.565,60	17.337,4 - 12.07.1989	21.07.1989
	Cr$		
30.03.1990	2.902.464.247,10	175.349 - 02.05.1990	09.05.1990
30.03.1990	3.113.825.643,60	175.349 - 02.05.1990	09.05.1990
25.05.1990	3.126.790.072,52	176.016 - 10.07.1990	09.08.1990
25.03.1991	28.224.866.486,42	17.780,9 - 26.04.1991	23.05.1991
25.03.1991	30.490.956.176,38	17.780,9 - 26.04.1991	23.05.1991
23.05.1991	30.710.162.747,26	17.833,7 - 18.06.1991	27.06.1991
28.04.1992	337.561.908.212,47	18.061,7 - 08.06.1992	06.07.1992
28.04.1992	367.257.139.084,96	18.061,7 - 08.06.1992	06.07.1992
25.06.1992	369.418.108.461,33	18.089,9 - 09.07.1992	17.07.1992
01.04.1993	4.523.333.257.454,10	18.255,3 - 29.04.1993	20.05.1993
01.04.1993	4.814.158.615.553,95	18.255,3 - 29.04.1993	20.05.1993
15.06.1993	4.928.475.489.940,95[7]	18.313,9 - 13.07.1993	24.08.1993

[6] *Retificação no DOE nº 2780, de 27.05.88.*

[7] *Em função da Medida Provisória nº 336, de 28.07.93, que altera a moeda nacional, o capital da Empresa passou, a partir de 01.08.93, a ser registrado em "cruzeiros reais" (CR$ 4.928.475.475,41, nesta última data).*

16

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

Anexo II - Evolução do Capital (Art. 4º)

AG de	NOVO CAPITAL APROVADO - CR$	JUCEPAR		ATA NO DOE PR de
		Nº ARQ.	DATA	
26.04.1994	122.158.200.809,22[8]	1847810	10.05.1994	08.06.1994
	R$			
25.04.1995	446.545.229,15	950696471	18.05.1995	19.06.1995
23.04.1996	546.847.990,88	960710000	07.05.1996	15.05.1996
29.07.1997	1.087.959.086,89	971614130	30.07.1997	01.08.1997
07.08.1997	1.169.125.740,57[9]	971761671	12.08.1997	15.08.1997
12.03.1998	1.225.351.436,59	980428793	01.04.1998	07.04.1998
25.03.1999	1.620.246.833,38	990646483	14.04.1999	23.04.1999
26.12.2002	2.900.000.000,00	20030096413	29.01.2003	10.02.2003
29.04.2004	3.480.000.000,00	20041866290	07.06.2004	18.06.2004
27.04.2006	3.875.000.000,00	20061227897	09.05.2006	24.05.2006
27.04.2007	4.460.000.000.00	20071761462	05.05.2007	29.05.2007
27.04.2010	6.910.000.000,00	20105343960	06.05.2010	13.05.2010
22.12.2016	7.910.000.000,00	20167724827	04.01.2017	06.01.2017

[8] *Em função da Medida Provisória nº 542, de 30.06.94, que altera a moeda nacional, o capital da Empresa passou, a partir de 01.07.94, a ser registrado em "reais" (R$ 44.421.146,54, nesta última data).*

[9] *Aumento do capital social autorizado pelo Conselho de Administração.*

17

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

ANEXO III - LEGISLAÇÃO

LEI Nº 1.384/1953

***SÚMULA**: Institui o Fundo de Eletrificação e dá outras providências*

(...)
***Art. 9º** - Fica o Poder Executivo autorizado a organizar no Estado, sociedades de economia mista para construção e exploração de centrais geradoras de energia elétrica, e delas participar.*

Parágrafo único *- A sociedade constituída na conformidade do presente artigo poderá, ainda, por si, por concessionária do serviço público da qual já seja acionista, ou por sociedade de que vier a participar, na qual o Poder Público detenha a maioria do Capital:*

- ***a)*** *pesquisar e estudar, dos pontos de vista técnico e econômico, quaisquer fontes de energia;*
- ***b)*** *pesquisar, estudar, planejar, construir e explorar a produção, a transformação, o transporte, o armazenamento, a distribuição e o comércio de energia, em qualquer de suas formas, principalmente a elétrica, de combustíveis e de matérias-primas energéticas;*
- ***c)*** *estudar, planejar, projetar, construir e operar barragens e seus reservatórios, bem como outros empreendimentos, visando ao aproveitamento múltiplo das águas;*
- ***d)*** *prestar serviços de informações e assistência técnica, quanto ao uso racional da energia, a iniciativas empresariais que visem à implantação e desenvolvimento de atividades econômicas de interesse para o desenvolvimento do Estado.*
- ***e)**** *desenvolver atividades na área de transmissão de informações eletrônicas, comunicações e controles eletrônicos, de telefonia celular, e outras atividades de interesse para a COPEL e para o Estado do Paraná, ficando autorizada, para estes fins e para os previstos nas alíneas "b" e "c", a participar, majoritária ou minoritariamente, de consórcios ou companhias com empresas privadas.*

(...)

Curitiba, 10 de Novembro de 1953

BENTO MUNHOZ DA ROCHA NETO

EUGÊNIO JOSÉ DE SOUZA

RIVADÁVIA B. VARGAS

* *Parágrafo único (e alíneas a a d) acrescentado pela Lei 7.227, de 22 de outubro de 1979, publicada no DOE nº 661, de 24.10.1979, p. inicial.*

** *Alínea e, acrescentada pela Lei 11.740, de 19 de junho de 1997, publicada no DOE nº 5.027, de 19.06.1997, p. inicial.*

18

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

ANEXO III - LEGISLAÇÃO

DECRETO Nº 14.947/1954*

Dispõe sobre a organização de sociedade de economia mista sob a denominação de Companhia Paranaense de Energia Elétrica - COPEL e dá outras providências.

O Governador do Estado do Paraná, no uso das suas atribuições e na conformidade da autorização constante da Lei nº 1.384, de 10 de novembro de 1953,

D E C R E T A:

Art. 1º *- Fica denominada para fins de constituição "Companhia Paranaense de Energia Elétrica", a sociedade destinada a planejar, construir e explorar sistemas de produção, transmissão, transformação, distribuição e comércio de energia elétrica e serviços correlatos, por si ou por sociedades que organizar ou de que vier a participar.*

Art. 2º *- O capital da Companhia será de Cr$ 800.000.000,00 (oitocentos milhões de cruzeiros), ~~do qual até 40% poderão ser representados por ações preferenciais sem direito a voto.~~ (Revogado conforme Decreto nº 3309 de 25 de julho de 1997, publicado no DOE PR nº 5053 de 25.07.1997.)*

Art. 3º *- O Estado subscreverá no mínimo 60% (sessenta por cento) do capital social.*

Art. 4º *- Na integralização do capital da sociedade, o Estado utilizar-se-á dos recursos provenientes do Fundo de Eletrificação, criado pela Lei Estadual nº 1.384, de 10 de novembro de 1953, podendo também incorporar ao patrimônio da sociedade, no todo ou em parte, os bens móveis e imóveis integrantes das instalações destinadas à produção, transmissão e distribuição de energia elétrica de propriedade do Estado.*

Art. 5º *- A sociedade reger-se-á pelos estatutos que forem aprovados no ato de sua constituição.*

Art. 6º *- O Governador nomeará representante seu para, em nome do Estado, praticar todos os atos relativos à constituição da sociedade.*

Art. 7º *- Este decreto entrará em vigor na data e sua publicação, revogadas as disposições em contrário.*

Curitiba, 26 de outubro de 1954, 133º da Independência e 66º da República

(a) BENTO MUNHOZ DA ROCHA NETO

(a) ANTÔNIO JOAQUIM DE OLIVEIRA PORTES

**Publicado no DOE PR, de 27.10.1954.*

19

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

ANEXO III - LEGISLAÇÃO

DECRETO Nº 37.399/1955*

Concede autorização para funcionar como empresa de energia elétrica à Companhia Paranaense de Energia Elétrica - COPEL.

O Presidente da República, usando da atribuição que lhe confere o Art. 87, inciso I, da Constituição, e tendo em vista o disposto no Art. 1º do Decreto-Lei nº 938, de 8 de dezembro de 1938, e o que requereu a Companhia Paranaense de Energia Elétrica - COPEL, decreta:

***Art. 1º** - É concedida à Companhia Paranaense de Energia Elétrica - COPEL, com sede em Curitiba, Estado do Paraná, autorização para funcionar como empresa de energia elétrica, de acordo com o Decreto-Lei nº 938, de 8 de dezembro de 1938, combinado com o Decreto-Lei nº 2.627, de 26 de setembro de 1940, ficando a mesma obrigada, para os seus objetivos, a satisfazer integralmente as exigências do Código de Águas (Decreto nº 24.643, de 10 de julho de 1934), leis subseqüentes e seus regulamentos, sob pena de revogação do presente ato.*

***Art. 2º** - O presente Decreto entra em vigor na data de sua publicação.*

***Art. 3º** - Revogam-se as disposições em contrário.*

Rio de Janeiro, 27 de maio de 1955, 134º da Independência e 67º da República

(a) JOÃO CAFÉ FILHO

(a) MUNHOZ DA ROCHA

**Publicado no DOU, Seção I, ANO XCIV, nº 128, de 04.06.1955.*

20

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

ANEXO III - LEGISLAÇÃO

LEI Nº 7.227/1979

Acrescenta parágrafo ao art. 9º da Lei nº 1.384, de 10 de novembro de 1953.

A Assembleia Legislativa do Estado do Paraná decretou e eu sanciono a seguinte lei

Art. 1º *- Fica acrescentado no artigo 9º da Lei n° 1.384, de 10 de novembro de 1953 um parágrafo com a seguinte redação:*

Parágrafo único – A sociedade constituída na conformidade do presente artigo poderá, ainda, por si, por concessionária do serviço público da qual já seja acionista ou por sociedade de que vier a participar, na qual o Poder Público detenha a maioria do Capital:

- ***a)*** *pesquisar e estudar, dos pontos de vista técnico e econômico, quaisquer fontes de energia;*
- ***b)*** *pesquisar, estudar, planejar, construir e explorar a produção, a transformação, o transporte, o armazenamento, a distribuição e o comércio de energia, em qualquer de suas formas, principalmente a elétrica, de combustíveis e de matérias-primas energéticas;*
- ***c)*** *estudar, planejar, projetar, construir e operar barragens e seus reservatórios, bem como outros empreendimentos, visando ao aproveitamento múltiplo das águas;*
- ***d)*** *prestar serviços de informações e assistência técnica, quanto ao uso racional da energia, a iniciativas empresariais que visem à implantação e desenvolvimento de atividades econômicas de interesse para o desenvolvimento do Estado.*

Art. 2º *- Esta Lei entrará em vigor na data de sua publicação, revogadas as disposições em contrário.*

Palácio do Governo em Curitiba, 22 de outubro de 1979.

(a) NEY BRAGA
Governador do Estado

(a) EDSON NEVES GUIMARÃES
Secretário de Estado das Finanças

21

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

ANEXO III - LEGISLAÇÃO

Lei Nº 11.740/1997*

Acresce alínea ao parágrafo único do art. 9º, da Lei nº 1.384/53, dispondo sobre o desenvolvimento de atividades da Copel, nas áreas que áreas que especifica.

A Assembleia do Estado do Paraná decretou e eu sanciono a seguinte lei:

Art. 1º. *Fica acrescentada a alínea "e", ao parágrafo único do art. 9º, da Lei nº 1.384, de 10 de novembro de 1953, com a seguinte redação:*

> ***"e)*** *desenvolver atividades na área de transmissão de informações eletrônicas, comunicações e controles eletrônicos, de telefonia celular, e outras atividades de interesse para a COPEL e para o Estado do Paraná, ficando autorizada, para estes fins e para os previstos nas alíneas "b" e "c", a participar, majoritária ou minoritariamente, de consórcios ou companhias com empresas privadas."*

Art. 2º. *Esta Lei entrará em vigor na data de sua publicação, revogadas as disposições em contrário. PALÁCIO DO GOVERNO EM CURITIBA, em 19 de junho de 1997.*

(a) JAIME LERNER
Governador do Estado

(a) RAFAEL GRECA DE MACEDO
Chefe da Casa Civil.

** Publicada no Diário Oficial nº 5027, de 19.06.1997*

22

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

ANEXO III - LEGISLAÇÃO

Lei 16.652/2010*

Altera dispositivos da Lei nº 1.384, de 11 de novembro de 1953, conforme especifica.

A Assembléia Legislativa do Estado do Paraná decretou e eu sanciono a seguinte lei:

Art. 1º. *A alínea "e" do § 1º do art. 9º, da Lei nº 1.384, de 11 de novembro de 1953, passa a ter a seguinte redação:*

"e) desenvolver atividades na área de geração de energia, transmissão de informações eletrônicas, comunicações e controles eletrônicos, de telefonia celular, e outras atividades de interesse para a COPEL e para o Estado do Paraná, ficando autorizada para estes fins e para os previstos nas alíneas "b" e "c", a participar, de preferência, majoritariamente ou presente no grupo de controle de consórcios ou companhias com empresas privadas e fundos de pensão e outros entes privados, em licitações de novas concessões e/ou em sociedades de propósito específico já constituídas para a exploração de concessões já existentes, que tenham sido consideradas além das características gerais dos projetos, os respectivos impactos sociais e ambientais."

Art. 2º. *Fica incluída a alínea "f" no § 1º do art. 9º, da Lei nº 1.384, de 11 de novembro de 1953, com a seguinte redação:*

"f) a participação no grupo de controle exigida na alínea "e" deverá estar obrigatoriamente assegurada nos documentos de formação de consórcios ou nos estatutos sociais das sociedades de propósito específico, conforme o caso."

Art. 3º. *Fica incluído o § 2º-A no art. 9º, da Lei nº 1.384, de 11 de novembro de 1953, com a seguinte redação:*

"§ 2º-A. Nos casos de consórcios ou companhias, previstos no § 1º, "e" deste artigo e já firmados anteriormente à data da publicação desta alteração, fica vedado à COPEL efetuar a venda de suas participações caso tal ato ocasione a perda de sua condição majoritária."

Art. 4º. *O § 2º do art. 9º, da Lei nº 1.384, de 11 de novembro de 1953, passa a ter a seguinte redação:*

"§ 2º. Para viabilizar a condição de sócia, preferencialmente, majoritária da COPEL nas parcerias já formalizadas, fica esta empresa autorizada a adquirir cotas ou ações dos sócios majoritários, pelo voto subscrito no contrato social registrado na Junta Comercial do Estado até o dia 20 de fevereiro de 2003."

Art. 5º. *Esta lei entrará em vigor na data de sua publicação. PALÁCIO DO GOVERNO EM CURITIBA, em 08 de dezembro de 2010.*

(a) NELSON JUSTUS
Governador do Estado, em exercício

(a) NEY CALDAS
Chefe da Casa Civil

**Publicado noDiário Oficial nº 8359, de 08.12.2010.*

24

ANEXO I b

Proposta de Alteração do Estatuto Social da Companhia Paranaense de Energia

Artigo atual – última alteração na 193ª AGE, de 22.12.2016.	Artigo proposto	Justificativa

Seção II

Do Conselho De Administração

Art. 11 O Conselho de Administração será composto de 07 (sete) ou 09 (nove) membros, brasileiros, acionistas, residentes no País, eleitos pela Assembleia Geral, podendo dele fazer parte 02 (dois) Secretários de Estado e o Diretor Presidente da Companhia.

Seção II

Do Conselho De Administração

Art. 11 O Conselho de Administração será composto de 07 (sete) ou 09 (nove) membros, eleitos e destituíveis pela Assembleia Geral, podendo dele fazer parte o Diretor Presidente da Companhia.

Ajuste de redação.

Adequação à Lei 13.303/2016 que dispõe sobre o estatuto jurídico da empresa pública, da sociedade de economia mista e de suas subsidiárias, no âmbito da União, dos Estados, do Distrito Federal e dos Municípios.

Art. 11 § 3º No mínimo três membros do Conselho de Administração comporão o Comitê de Auditoria da Copel, o qual será regulado por regimento interno específico.

Excluir

Adequação à Lei 13.303/2016 que dispõe sobre o estatuto jurídico da empresa pública, da sociedade de economia mista e de suas subsidiárias, no âmbito da União, dos Estados, do Distrito Federal e dos Municípios.

Criada Seção V e novos artigos.

Art. 15 Compete ao Conselho de Administração:	Art. 15 Compete ao Conselho de Administração:	Não alterado
(...)	(...)

Página 1 de 4

Artigo atual – última alteração na 193ª AGE, de 22.12.2016.	Artigo proposto	Justificativa
Item novo

XIV. assegurar a observância dos regulamentos vigentes expedidos pela Agência Nacional de Energia Elétrica - Aneel, pela via de atos normativos, bem como por meio das cláusulas regulamentares constantes no contrato de concessão de que for signatária a Copel Distribuição S.A., assegurando a aplicação integral nas datas base dos valores tarifários estabelecidos pelo poder concedente.

Atendimento a questões regulatórias e alinhamento das responsabilidades estatutárias entre Copel Holding e Copel Distribuição S.A., subsidiária integral da Companhia Paranaense de Energia – Copel que prorrogou seu Contrato de Concessão de Serviço Público de Distribuição de Energia Elétrica nº 046/1999, através do 5º termo aditivo assinado em 09.12.2015, com vigência até 2045, o qual manteve as obrigações anteriores e instituiu metas de qualidade e sustentabilidade econômico-financeira para manutenção da concessão, que deverão ser observadas pela concessionária nos primeiros cinco anos contados de 1º de janeiro de 2016, sob risco de autuações e até mesmo da caducidade do contrato de concessão em caso de descumprimento.

(Deliberação 2235ª. Redir de 13.03.2017).

XIV. organizar os serviços de secretaria necessários ao apoio de suas atividades, que também colaborarão com a atuação do Conselho Fiscal, a critério deste, e por seu Presidente, designar e requisitar empregados da Companhia para exercê-los.

XV. organizar os serviços de secretaria necessários ao apoio de suas atividades, que também colaborarão com a atuação do Conselho Fiscal, a critério deste, e por seu Presidente, designar e requisitar empregados da Companhia para exercê-los.

Item remunerado para item XV.
(...)	(...)
CAPÍTULO III - DA ADMINISTRAÇÃO	CAPÍTULO III - DA ADMINISTRAÇÃO	Não alterado
(...)	(...)

Página 2 de 4

Artigo atual – última alteração na 193ª AGE, de 22.12.2016.	Artigo proposto	Justificativa
	Seção V	Item novo

Do Comitê de Auditoria Estatutário

Art. 26 O Comitê de Auditoria Estatutário é o órgão independente, de caráter consultivo e permanente, de assessoramento ao Conselho de Administração.

Art. 27 O Comitê de Auditoria Estatutário também exercerá suas atribuições e responsabilidades junto às sociedades controladas pela Companhia e suas subsidiárias, que adotarem o regime de Comitê de Auditoria Estatutário único.

Art. 28 As atribuições, o funcionamento, os procedimentos e a forma de composição deverão observar a legislação vigente e serão detalhadas por Regimento Interno específico.

§ 1º        Os membros do Comitê de Auditoria Estatutário, em sua primeira reunião, elegerão o seu Presidente, ao qual caberá dar cumprimento às deliberações do órgão, com registro no livro de atas.

§ 2º        O Comitê de Auditoria Estatutário será composto por 3 (três) ou 5 (cinco) membros e se reunirá no mínimo bimestralmente ou quando necessário, de modo que as informações contábeis sejam sempre apreciadas antes de sua divulgação.

§ 3º        Pelo menos um dos membros do Comitê de Auditoria Estatutário deve ter obrigatoriamente experiência profissional reconhecida em assuntos de contabilidade societária.

Art. 29 É conferido ao Comitê de Auditoria Estatutário autonomia operacional e dotação orçamentária, anual ou por projeto, dentro de limites aprovados pelo Conselho de Administração, para conduzir ou determinar a realização de consultas, avaliações e investigações dentro do escopo de suas atividades, inclusive com a contratação e utilização de especialistas externos independentes.

Item novo

Adequação à Lei 13.303/2016 que dispõe sobre o estatuto jurídico da empresa pública, da sociedade de economia mista e de suas subsidiárias, no âmbito da União, dos Estados, do Distrito Federal e dos Municípios.

Art. 26 ao Art. 29	Art. 30 ao Art. 33	Apenas remunerado.

Página 3 de 4

Artigo atual – última alteração na 193ª AGE, de 22.12.2016.	Artigo proposto	Justificativa
Capítulo V – Da Assembleia Geral	Capítulo V – Da Assembleia Geral	Não alterado
Art. 30 ao Art. 34	Art. 34 ao Art. 38	Apenas renumerado.
(...)	(...)
	Seção I	Item novo

Do Comitê de Indicação e Avaliação

Art. 39 O Comitê de Indicação e Avaliação é órgão auxiliar dos acionistas que verificará a conformidade do processo de indicação e de avaliação dos administradores, conselheiros fiscais e membros dos comitês estatutários.

Art. 40 As atribuições, o funcionamento, os procedimentos e a forma de composição deverão observar a legislação e regulamentação vigentes e serão detalhadas por Regimento Interno específico.

Parágrafo Único O Comitê de Indicação e Avaliação decidirá por maioria de votos, com registro em ata, na forma do Regimento Interno.

Item novo

Adequação à Lei 13.303/2016 que dispõe sobre o estatuto jurídico da empresa pública, da sociedade de economia mista e de suas subsidiárias, no âmbito da União, dos Estados, do Distrito Federal e dos Municípios e Decreto Estadual no. 6263/2017 que estabelece normas de governança corporativa aplicáveis às empresas estaduais (art. 1º.), a fim de regulamentar a aplicação da Lei 13.303/2016.

Art. 35 ao Art. 39	Art. 41 ao Art. 45	Apenas renumerado.

Página 4 de 4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 8, 2017

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Antonio Sergio de Souza Guetter
Antonio Sergio de Souza Guetter Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.